UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 3)

Under the Securities Exchange Act of 1934

Bluefly, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

096227301
(CUSIP Number)

Prentice Capital Management, LP	Mathew B. Hoffman, Esq.
33 Benedict Place, 2nd Floor	Lowenstein Sandler PC
Greenwich, CT 06830	1251 Avenue of the Americas
(212) 756-8040	New York, New York 10020
Attention: Michael Zimmerman	(212) 262-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    096227301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	3,848,148
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	3,848,148

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,848,148

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.25%

14.	Type of Reporting Person (See Instructions): PN

Cusip No.         096227301

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	3,848,148
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	3,848,148

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,848,148

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.25%

14.	Type of Reporting Person (See Instructions): IN

Cusip No.         096227301

Item 1.                                Security and Issuer.

This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed on June 15, 2006 as amended on December 28, 2009 and September 15, 2011 (the "Schedule 13D") by Prentice Capital Management, LP ("Prentice Capital Management") and Michael Zimmerman ("Mr. Zimmerman" and, together with Prentice Capital Management, the "Reporting Persons"), relating to the Common Stock, par value $0.01 per share, of Bluefly, Inc., a Delaware corporation (the "Company") with its principal executive offices located at 42 West 39th Street, New York, New York.  Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the Shares reported in this Amendment except to the extent of their pecuniary interest therein

Item 2.                                Identity and Background.

(a)           This Amendment is filed on behalf of the Reporting Persons.

(b)           The address of the principal business office of each of the Reporting Persons  is 33 Benedict Place, 2nd Floor, Greenwich, CT 06830.

(c)           The principal business of Prentice Capital Management is to serve as investment manager to investment funds, managed accounts and other entities for which it has voting and dispositive authority, including (i) Prentice Consumer Partners, LP ("Prentice Consumer Partners") which is the record owner of the Shares and the Warrants (as defined in Item 6 hereof) reported in this Amendment.  The principal business of Mr. Zimmerman is to act as (i) the Managing Member of Prentice Management GP, LLC, the general partner of Prentice Capital Management, (ii) the Managing Member of Prentice Capital GP, LLC, the general partner of certain investment funds, (iii) the Managing Member of Prentice Capital GP II, LLC, the general partner of Prentice Capital GP II, LP, which is the general partner of certain other investment funds and (iv) a managing member of Prentice Consumer Partners GP, LLC, the general partner of Prentice Consumer Partners.  As a result, Mr. Zimmerman may be deemed to control Prentice Capital Management and the investment funds, managed accounts and other entities for which it serves as investment manager (including Prentice Consumer Partners) and therefore may be deemed to be the beneficial owner of the Shares and the Warrants reported in this Amendment.

(d)           Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or partners has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither of the Reporting Persons nor any of Prentice Capital Management's executive officers or partners has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Prentice Capital Management is a Delaware limited partnership.  Mr. Zimmerman is a United States citizen.

Item 3.                                Source and Amount of Funds or Other Consideration.

The source of funds for the Note (as defined in Item 6 hereof) and the Warrants purchased by Prentice Consumer Partners pursuant to the Note and Warrant Purchase Agreement (as defined in Item 6 hereof) was the working capital of one or more affiliates of Prentice Consumer Partners.

Item 4.                                Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time (subject to the terms of any contractual restrictions described in Item 6 hereof) or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.                                Interest in Securities of the Company.

(a)   Pursuant to the Company’s Quarterly Report on Form 10-Q, filed August 14, 2012, there are 28,576,612 Shares outstanding as of August 13, 2012.  Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 3,848,148 Shares (inclusive of the Shares underlying the Warrants), representing approximately 13.25% of the Company's outstanding Shares (assuming the Shares underlying the Warrants are outstanding).

(b)  Prentice Capital Management and Michael Zimmerman have shared voting power with respect to 3,848,148 Shares.

(c)  Except as otherwise described in this Amendment, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons.

(d)  The partners of Prentice Consumer Partners, a limited partnership for which Prentice Capital Management serves as investment manager, have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares held by Prentice Consumer Partners in accordance with their respective interests in Prentice Consumer Partners.  The partners of Prentice Consumer Partners who funded the purchase of the Note and the Warrants have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Note and the Warrants (and the Shares issuable upon exercise thereof).

(e)  Not applicable.

Cusip No.         096227301

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

On August 13, 2012, the Company, Prentice Consumer Partners and the other investor party (the "Other Investor") thereto entered into a Note and Warrant Agreement (the "Note and Warrant Purchase Agreement") pursuant to which (A) Prentice Consumer Partners purchased from the Company a secured subordinated promissory note (the "Note") in the aggregate principal amount of $1,500,000 and warrants (the "Warrants") to purchase 476,190 Shares at an exercise price of $1.05 per Share for an aggregate purchase price of $1,500,000  and (B) the Other Investor purchased from the Company a secured subordinated convertible promissory note in the aggregate principal amount of $1,500,00 and warrants to purchase 476,190 Shares at an exercise price of $1.05 per Share (the "Other Investor Securities") for an aggregate purchase price of $1,500,000.  The closing (the "Closing") of the purchase and sale of the Note, the Warrants and the Other Investor Securities pursuant to the Note and Warrant Purchase Agreement was consummated on August 13, 2012 (the "Closing Date").  At the Closing, Prentice Consumer Partners received an origination fee of $30,000.

    The Note bears interest at an annual rate equal to 15% per annum, with interest accruing on a cumulative, compounding basis. The Note matures on the earliest to occur of (i) August 13, 2013, (ii) a change of control of the Company (as defined therein) and (iii) the date on which the Company consummates a debt or equity financing resulting in proceeds to the Company of at least $7,500,000.

The Note is secured by certain assets of the Company and its subsidiaries as set forth in the Note.  In connection with the issuance of the Note, the Company, Prentice Consumer Partners and certain of the Company’s other creditors entered into an Intercreditor Agreement, dated August 13, 2012 (the "Intercreditor Agreement"), whereby the parties thereto established lien priority, relative rights and other creditors’ rights matters with respect to the Note and the Company’s other outstanding indebtedness.

Pursuant to the terms of the Warrants, the Warrants are exercisable from and after the date that Stockholder Approval (as defined below) is obtained through and until  August 13, 2019.  The term "Stockholder Approval" means such approval of the stockholders of the Company as may be necessary under the rules of the NASDAQ Capital Market or any other national securities exchange or quotation system upon which the Shares may be listed from time to time, in order to permit (i) the exercise in full of the Warrants and (ii) the exercise and/or conversion in full of the Other Investor Securities.

               As set forth in the Note and Warrant Purchase Agreement, the Other Investor has certain demand registration rights with respect to the Shares underlying the Other Investor Securities.  Prentice Consumer Partners has certain “piggy-back” shelf registration rights in respect of the Shares underlying the Warrants if the Other Investor exercises its demand registration rights.

Each of Prentice Consumer Partners and the Other Investor have agreed to vote their respective Shares, and to cause their affiliates to vote their respective Shares, in favor of the Stockholder Approval.

The foregoing descriptions of the Note and Warrant Purchase Agreement, the Note, the Warrants and the Intercreditor Agreement do not purport to be complete and are qualified in their entirety by reference to the instruments filed as exhibits to this Amendment, which are incorporated by reference to this Item 6.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have previously entered into an agreement with respect to the joint filing of the initial statement on Schedule 13D, and any amendment or amendments thereto, which is attached as an exhibit to the Reporting Persons’ initial statement on Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth herein or as previously reported on the  Schedule 13D filed by the Reporting Persons (including any amendment thereto), the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Cusip No.         096227301

Item 7.                                Material to be Filed as Exhibits.

Exhibit E – Note and Warrant Purchase Agreement, dated as of August 13, 2012, by and among the Company, Prentice Consumer Partners and the Other Investor is incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012.

Exhibit F - Secured Subordinated Promissory Note, dated as of August 13, 2012, issued by the Company in favor of Prentice Consumer Partners is incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012.

Exhibit G – Warrant to Purchase Shares of Common Stock of the Company, dated as of August 13, 2012, issued by the Company to Prentice Consumer Partners is incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012.

Exhibit H – Intercreditor Agreement, among the Issuer, EVT Acquisition Co., LLC, the Other Investor, Prentice Consumer Partners LP and Wells Fargo Bank, National Association, dated August 13, 2012.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2012

PRENTICE CAPITAL MANAGEMENT, LP

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

/s/ Michael Zimmerman
Michael Zimmerman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).